FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated April 2, 2013 – Total Voting Rights

2.	Press release dated April 2, 2013 – ARM and TSMC Tape Out First ARM Cortex-A57 Processor

3.	Press release dated April 4, 2013 – ARM and Cadence Partner to Implement Industry’s First Cortex-A57 64-bit Processor on TSMC 16nm FinFET Process

4.	Press release dated April 9, 2013 – ARM Announces POP IP for Cortex-A50 Series Processors on TSMC 28nm HPM and 16nm FinFET Processes

5.	Press release dated April 17, 2013 – MEDIA ALERT: ARM Introduces New License Model For Big.Little Technology to Enable Wider Adoption

6.	Press release dated April 23, 2013 – 1st Quarter Results

7.	Press release dated April 23, 2013 – MEDIA ALERT: ARM Releases Free Industry Standard Development Tools For Its Embedded Linux Community

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2013
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 28 March 2013 consists of 1,396,662,270 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,396,662,270.

The above figure 1,396,662,270 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

ARM and TSMC Tape Out First ARM Cortex-A57 Processor

Hsinchu, Taiwan and Cambridge, UK – April 2, 2013 – ARM and TSMC (TWSE: 2330, NYSE: TSM) today announced the first tape-out of an ARM® Cortex™-A57 processor on FinFET process technology. The Cortex-A57 processor is ARM’s highest performing processor, designed to further extend the capabilities of future mobile and enterprise computing, including compute intensive applications such as high-end computer, tablet and server products. This is the first milestone in the collaboration between ARM and TSMC to jointly optimize the 64-bit ARMv8 processor series on TSMC FinFET process technologies. The two companies cooperated in the implementation from RTL to tape-out in six months using ARM Artisan® physical IP, TSMC memory macros, and EDA technologies enabled by TSMC’s Open Innovation Platform® (OIP) design ecosystem.

ARM and TSMC’s collaboration produces optimized, power-efficient Cortex-A57 processors and libraries to support early customer implementations on 16nm FinFET for high-performance, ARM technology-based SoCs.

“This first ARM Cortex-A57 processor implementation paves the way for our mutual customers to leverage the performance and power efficiency of 16nm FinFET technology,” said Tom Cronk, executive vice president and general manager, Processor Division, ARM. “The joint effort of ARM, TSMC, and TSMC’s OIP design ecosystem partners demonstrates the strong commitment to provide industry-leading technology for customer designs to benefit from our latest 64-bit ARMv8 architecture, big.LITTLE™ processing and ARM POP™ IP across a wide variety of market segments.”

“Our multi-year, multi-node collaboration with ARM continues to deliver advanced technologies to enable market-leading SoCs across mobile, server, and enterprise infrastructure applications,” said Dr. Cliff Hou, TSMC Vice President of R&D. “This achievement demonstrates that the next-generation ARMv8 processor is FinFET-ready for TSMC’s advanced technology.”

This announcement highlights the enhanced and intensified collaboration between ARM and TSMC. The test chip was implemented using a commercially available 16nm FinFET tool chain and design services provided by the OIP ecosystem and ARM Connected Community partners. This successful collaborative milestone is confirmation of the roles that TSMC’s OIP and ARM’s Connected Community play in promoting innovation for the semiconductor design industry.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

• ARM website: http://www.arm.com/
• ARM Connected Community: http://www.arm.com/community/
• ARM Blogs: http://blogs.arm.com/
• ARMFlix on YouTube: http://www.youtube.com/user/ARMflix

ARM on Twitter:
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMLowPwr
• http://twitter.com/KeilTools
• http://twitter.com/ARMMultimedia

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s managed capacity in 2012 totaled 15.1 million (8-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 28nm production capabilities. TSMC’s corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

Press Contacts

ARM

Phil Hughes
Tel: +1 512 330 1844
Email: phil.hughes@arm.com

TSMC

Acting Spokesperson
Elizabeth Sun
Director, Corporate Communication Division
Tel: +886-3-5682085
Email: elizabeth_sun@tsmc.com

Item 3

ARM and Cadence Partner to Implement Industry’s First Cortex-A57 64-bit Processor on TSMC 16nm FinFET Process

Ongoing collaboration delivers innovative solutions featuring co-optimization of process, IP and design automation

CAMBRIDGE, United Kingdom, and SAN JOSE, Calif., April 4, 2013   Fulfilling the promise of performance and power scaling at 16 nanometer, ARM (LSE: ARM; Nasdaq: ARMH) and Cadence (NASDAQ: CDNS) today announced details behind their collaboration  to implement the first ARM® Cortex®-A57 processor on TSMC’s 16-nanometer (nm) FinFET manufacturing process. The test chip was implemented using the complete Cadence RTL-to-signoff flow, Cadence Virtuoso custom design platform, ARM Artisan® standard cell libraries and TSMC’s memory macros.

The Cortex-A57 processor is ARM’s highest-performing processor to-date, and is based on the new ARMv8 architecture designed for computing, networking and mobile applications that require high performance at a low-power budget. TSMC’s 16nmFinFET technology is a significant breakthrough that enables continued scaling of process technology to feature sizes below 20nm. This test chip, developed with Cadence’s custom, digital and signoff solutions for FinFET process technology, was a collaboration that resulted in several innovations and co-optimizations between manufacturing process, design IP, and design tools.

“More than ever, success at the leading edge of innovation requires deep collaboration.  When designing SoCs incorporating advanced processors, like the Cortex-A57, and optimizing the implementation using physical IP created for FinFET processes, the expertise of our partners is needed,” said Tom Cronk, executive vice president and general manager, Processor Division at ARM. “Our joint innovations will enable our customers to accelerate their product development cycles and take advantage of leading-edge processes and IP.”

The 16nm process using FinFET technology presented new challenges that required significant new development in the design tools. New design rules, RC extraction for 3D transistors, increased complexity of resistance models for interconnect and vias, quantized cell libraries, library characterization that supports new transistor models and double patterning across more layers are some of the challenges that have been addressed in Cadence’s custom, digital and signoff products.

“This major milestone was challenging on all fronts, requiring engineers from ARM, Cadence and TSMC to work as a unified team,” said Dr. Chi-Ping Hsu, senior vice president of R&D for the Silicon Realization Group at Cadence. “Our combined efforts and commitment to innovation will enable our customers to adopt the next generation of IP, process and design technology for designing high performance, low-power SoCs.”

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

• ARM website: http://www.arm.com/
• ARM Connected Community: http://www.arm.com/community/
• ARM Blogs: http://blogs.arm.com/
• ARMFlix on YouTube: http://www.youtube.com/user/ARMflix

ARM on Twitter:
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMLowPwr
• http://twitter.com/KeilTools
• http://twitter.com/ARMMultimedia

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.   ### ARM, Artisan and Cortex are registered trademarks of ARM. Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries.  All other trademarks are the property of their respective owners.

For more information, please contact:

ARM

Phil Hughes
Email: phil.hughes@arm.com
Phone: +1 512-330-1844

Cadence Design Systems, Inc.

Dean Solov
Email: dsolov@cadence.com
Phone: +1 408-944-7226

Item 4

ARM Announces POP IP for Cortex-A50 Series Processors on TSMC 28nm HPM and 16nm FinFET Processes

ARM POP™ technology provides core-hardening acceleration for ARM® Cortex®-A57 and Cortex-A53 processors

Cambridge, UK – 9 April 2013 – ARM today announced the availability of POP IP products for its ARMv8 architecture-based Cortex-A57 and Cortex-A53 processors for TSMC 28HPM process technology, as well as the roadmap for POP IP to TSMC’s 16nm FinFET process technology. An essential element of ARM’s comprehensive implementation strategy, POP technology enables ARM partners to quickly close timing of dual- and quad-core implementations across a broad envelope of power, performance and area optimization points. This solution optimizes implementation, reduces risk and improves time-to-market in the development of Cortex processor-based system-on-chips (SoCs).

The Cortex-A57 and Cortex-A53 processors can be used independently or in a big.LITTLE™ processor combination for optimal performance and energy efficiency. ARM has licensed POP IP for the Cortex-A57 processor for 28HPM to multiple lead partners, which are now implementing designs. The 16nm FinFET version of POP IP solutions for the Cortex-A57 and Cortex-A53 processors will be available to licensees in the fourth quarter of 2013.

These new POP IP products complement the existing portfolio of products on 28HPM, including the Cortex-A7, Cortex-A9, and Cortex-A15 processors and the ARM Mali™-T624 GPU up to the Mali-T678 GPU. ARM partners are currently shipping SoCs with POP IP in such applications as mobile gaming, DTV, set-top box, mobile computing and smartphone applications.

POP IP technology is composed of three elements necessary to achieve an optimized ARM processor implementation. First, it contains ARM Artisan® Physical IP logic libraries and memory instances that are specifically tuned for a given ARM core and process technology. This Physical IP is developed through a tightly coupled collaboration between ARM’s implementation and processor design engineers. Second, it includes a comprehensive benchmarking report to document the exact conditions and results ARM achieved for the core implementation. Finally, it features POP implementation knowledge including a user guide, floorplans, scripts and design utilities that detail the methodology used to achieve the result, to enable the end customer to achieve the same implementation quickly and at low risk. POP IP products are currently available from 40nm to 28nm, with a roadmap down to 16nm process technology for a wide range of Cortex-A series CPU and Mali GPU products.

“ARM is currently enabling its lead partners on Cortex-A57 and Cortex-A53 processor implementations with POP IP and physical IP platforms, and we are committed to support our partners on the leading process nodes,” said Dr. John Heinlein, vice president of marketing, Physical IP Division, ARM. “Only ARM can offer a complete roadmap of POP IP core-hardening acceleration solutions so deeply integrated and tightly aligned with ARM processor development activities now and into the future.”

For more information about the availability of POP IP for Cortex processors and Mali GPUs, please visit http://www.arm.com/products/physical-ip/index.php.

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About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM DesignStart: http://www.designstart.com
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMLowPwr
• http://twitter.com/KeilTools

ARM, Artisan and Cortex are registered trademarks of ARM Limited. Mali, POP and big.LITTLE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

PR Contact:

Phil Hughes
ARM
+1 512 330 1844
phil.hughes@arm.com

Item 5

MEDIA ALERT: ARM Introduces New License Model For Big.Little Technology to Enable Wider Adoption

WHAT:  ARM has announced a new licensing model to enable broader access to big.LITTLE™ processing technology for ARM partners. By using multiple processors that are developed for different energy and performance budgets, big.LITTLE provides optimum performance and maximum efficiency. Under the terms of a single use design license (SUDL), ARM partners can license the individual components required to enable the development of a big.LITTLE system, including the ARM Cortex®-A15 and Cortex-A7 processors; the CoreLink™ Cache Coherent Interconnect (CCI-400); the Generic Interrupt Controller (GIC-400) and the AMBA® Domain Bridge (ADB-400), all as a single package.

ARM partners licensing the package can also license the Mali™-T600 GPU to provide industry-leading graphics performance to the platform, or ARM POP™ Technology for core-hardening acceleration to aid efficient implementation of their design.

The Cortex-A15 processor is the highest performance processor available from ARM. The Cortex-A7 processor is ARM’s most energy-efficient applications processor. These two processors are combined together in the big.LITTLE technology to give users optimal performance for all kinds of simultaneous applications and tasks. The CCI-400 is the industry-leading, silicon-proven, cache-coherent interconnect for big.LITTLE systems. It has been designed and tested with other CoreLink components, such as the Network Interrupt Controller (NIC-400) and the Dynamic Memory Controller (DMC-400), which share the same end-to-end Quality of Service protocol.

WHY:  Due to the successful adoption of big.LITTLE processing by 17 partners to date, including Samsung, Renesas, CSR, Fujitsu and MediaTek, ARM has now created this new license model to enable enhanced access to the key big.LITTLE components from one package. This single-use design license will help ARM partners to develop a single big.LITTLE system, with the option to take a perpetual implementation license in the future.

WHEN:  The big.LITTLE components are available under this new licensing model from today.

WHO:  ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	www.thinkbiglittle.com
▪	ARM website: http://www.arm.com
▪	ARM Connected Community®: http://www.arm.com/community
▪	ARM Blogs: http://blogs.arm.com
▪	ARMFlix on YouTube: http://www.youtube.com/armflix
▪	ARM on Twitter:
•	http://twitter.com/ARMPROffice
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 6
ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER 2013
A conference call discussing these results will be audiocast today at 08.30 BST at www.arm.com/ir

CAMBRIDGE, UK, 23 April 2013 — ARM Holdings plc announces its unaudited financial results for the first quarter ended 31 March 2013

Q1 2013 – Financial Summary	Normalised*			IFRS
	Q1 2013	Q1 2012	% Change	Q1 2013	Q1 2012
Revenue ($m)	263.9	209.4	26%	263.9	209.4
Revenue (£m)	170.3	132.5	28%	170.3	132.5
Operating margin	50.5%	44.5%		38.1%	36.5%
Profit before tax (£m)	89.4	61.9	44%	67.1	51.3
Earnings per share (pence)	5.31	3.36	58%	3.69	2.71
Net cash generation**	58.7	58.3
Effective revenue fx rate ($/£)	1.55	1.58

Progress on key growth drivers in Q1
•	Growth in adoption of ARM® technology
o	22 processor licenses signed across multiple end markets from smartphones and mobile computing to digital TVs and wearable technology
•	Advanced technology enables higher royalty percentage per chip
o	9 Cortex™-A processor licenses and another ARMv8 architecture license signed3 further partners enabled with ARM’s v8 big.LITTLE technology
o	3 Mali graphics processor licenses signed, including a license for Skrymir, ARM’s most advanced graphics processor
o	POP™ IP helps optimise ARM processor implementations. ARM signed 2 further POP IP licenses in Q1
•	Growth in shipments of chips based on ARM processor technology
o	2.6 billion ARM-based chips shipped, up 35% year-on-year
o	Strong year-on-year shipment growth across all segments; mobile chips up 25%, embedded up 50% year-on-year
o	Continued penetration of Mali graphics processors with shipments up more than 5 times year-on-year

Warren East, Chief Executive Officer, said:

“ARM has delivered another quarter of strong revenue and earnings growth, driven by robust licensing and record royalty revenue.

Everyday devices are becoming smarter, more connected and more energy efficient, which is increasing the applicability of and demand for ARM’s technology. In particular, this quarter ARM saw strong uptake of its next generation, higher royalty bearing ARMv8, Mali and big.LITTLE technology for smartphones and mobile computers.

ARM’s royalty revenues again outpaced the wider semiconductor industry. This outperformance has been driven by market share gains in key end markets including digital TVs and microcontrollers. In addition, the growth in smartphones and tablets continues to benefit ARM. Even low cost smart devices can contain multiple ARM-based chips and be based on ARM’s advanced Cortex-A series technology and Mali graphics processors.”

Outlook

ARM has made an encouraging start to 2013 with more leading companies choosing to deploy ARM technology in their products and we therefore expect group revenues for the full-year 2013 to be at least in line with current market expectations.

Relevant industry data for Q1 2013, being the shipment period for ARM’s Q2 royalties, points to a sequential decrease in industry-wide revenues of around 10%. In this context we expect group revenues for the second quarter to be in line with current market expectations.

1 of 16

Q1 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q1 2013	Q1 2012	% Change	Q1 2013	Q1 2012	% Change
PD
Licensing	80.8	65.2	24%	51.7	41.1	26%
Royalties	123.4	92.9	33%	80.4	58.9	36%
Total PD	204.2	158.1	29%	132.1	100.0	32%
PIPD
Licensing	14.1	11.6	21%	8.9	7.4	21%
Royalties1	16.6	13.1	27%	10.8	8.3	30%
Total PIPD	30.7	24.7	24%	19.7	15.7	26%
System Design Division	16.6	15.5	7%	10.6	9.8	8%
Services	12.4	11.1	11%	7.9	7.0	11%
Total Revenue	263.9	209.4	26%	170.3	132.5	28%
1 Includes catch-up PIPD royalties of nil in Q1 2013 and $2.1m (£1.3m) in Q1 2012.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, profit or loss on disposal of available-for-sale financial assets and share of results in joint ventures. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.11 to 6.12.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, payments related to joint ventures and Linaro, and deducting inflows from share option exercises and investment disposal proceeds – see notes 6.7 to 6.10

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Eilis Murphy	Ian Thornton/Jonathan Lawton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

2 of 16

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2013 were $263.9 million, up 26% versus Q1 2012. Q1 sterling revenues of £170.3 million were up 28% year-on-year.

License revenues
Total dollar license revenues in Q1 2013 increased by 24% year-on-year to $94.9 million, representing 36% of group revenues. License revenues comprised $80.8 million from PD and $14.1 million from PIPD.

Group order backlog at the end of Q1 2013 was up 5% sequentially.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q1 2013 generated from semiconductor unit shipments in Q4 2012. Total dollar royalty revenues in Q1 2013 increased year-on-year by 32% to $140.0 million, representing 53% of group revenues. Royalty revenues comprised $123.4 million from PD and $16.6 million from PIPD. PD dollar royalty revenues in Q1 2013 increased 33% year-on-year.  ARM’s royalty revenues in Q1 2012 were impacted by an inventory correction in mobile devices in Q4 2011. Year-on-year growth of 33% compares with industry revenues which were up 2% over the relevant shipment period (i.e. Q4 2012 compared to Q4 2011).

Development Systems and Service revenues
Sales of development systems in Q1 2013 were $16.6 million, an increase of 7% year-on-year and represent 6% of group revenues.

Service revenues were $12.4 million in Q1 2013, up 11% year-on-year.

Gross margins
Gross margins in Q1 2013, excluding share-based payments charges of £0.5 million (see below), were 94.3% compared to 95.1% in Q4 2012 and 94.4% in Q1 2012.

Operating expenses and operating margin
Total IFRS operating expenses in Q1 2013 were £95.2 million (Q1 2012: £76.2 million) including share-based payment costs and related payroll taxes of £17.9 million (Q1 2012: £9.3 million), and amortisation of intangible assets, other acquisition-related charges and profits on disposal of investments of £2.7 million (Q1 2012: £0.8 million).

Total share-based payment costs and related payroll tax charges of £18.4 million in Q1 2013 were included within cost of revenues (£0.5 million), research and development (£10.5 million), sales and marketing (£3.3 million) and general and administrative (£4.1 million).

Normalised income statements for Q1 2013 and Q1 2012 are included in notes 6.11 to 6.12 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £74.6 million in Q1 2013 compared to £79.7 million in Q4 2012 and £66.1 million in Q1 2012. After taking account of a foreign exchange mark-to-market credit of £4 million and other one-off items, normalised operating expenses in Q1 2013 were approximately £76 million. Given the ongoing investment in our research and development teams, normalised operating expenses in Q2 2013 (assuming effective exchange rates similar to current levels) are expected to be in the range £77-79 million.

Normalised operating margin was 50.5% in Q1 2013, compared to 46.6% in Q4 2012 and 44.5% in Q1 2012.

Normalised research and development expenses were £36.6 million in Q1 2013, representing 21% of revenues, compared to £36.7 million in Q4 2012 and £32.3 million in Q1 2012. Normalised sales and marketing expenses were £18.3 million in Q1 2013, being 11% of revenues, compared to £18.4 million in Q4 2012 and £15.3 million in Q1 2012. Normalised general and administrative expenses were £19.7 million in Q1 2013, representing 12% of revenues, compared to £24.6 million in Q4 2012 and £18.5 million in Q1 2012.

3 of 16

Earnings and taxation
Profit before tax was £67.1 million in Q1 2013 compared to £51.3 million in Q1 2012. After adjusting for acquisition-related and share-based payment costs, disposal and impairment of available-for-sale financial assets, intangible amortisation and share of results of joint ventures, normalised profit before tax in Q1 2013 was £89.4 million compared to £61.9 million in Q1 2012. The Group's effective normalised tax rate was 16.6% in Q1 2013 (IFRS: 22.7%). The Group’s effective tax rate in Q1 2013 includes the full benefit of the 2012 US Federal R&D tax credits and the partial benefit of the new Patent Box tax regime in the UK.  ARM’s full-year normalised effective tax rate in 2013 is expected to be just under 20%.

In Q1 2013, fully diluted earnings per share were 3.69 pence (16.8 cents per ADS[1]) compared to earnings per share of 2.71 pence (13.0 cents per ADS) in Q1 2012. Normalised fully diluted earnings per share in Q1 2013 were 5.31 pence (24.2 cents per ADS) compared to 3.36 pence (16.1 cents per ADS) in Q1 2012.

Balance sheet
Intangible assets at 31 March 2013 were £624.5 million, comprising goodwill of £554.9 million and other intangible assets of £69.6 million, compared to £519.4 million and £11.2 million respectively at 31 December 2012.  The increase in other intangible assets primarily relates to the capitalisation of the Group’s contribution to a consortium to acquire rights to MIPS Technologies, Inc’s portfolio of patents.  See note 3 for further information.

Total accounts receivable were £128.8 million at 31 March 2013, compared to £124.5 million at 31 December 2012.

Days sales outstanding (DSOs) were 38 at 31 March 2013 compared to 48 at 31 December 2012.

Cash flow
Net cash generation in Q1 2013 was £58.7 million. Net cash at 31 March 2013 was £562.4 million compared to £520.2 million at 31 December 2012.

[1] Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing
22 processor licenses were signed in Q1 2013.

Nine of the licenses signed were for ARM’s Cortex-A series processors, mainly for use in applications such as smartphones and tablets. Seven of the licenses were for ARM’s latest Cortex-A50 series processors, which include the Cortex-A53 and Cortex-A57 processors. To date, ARM has signed a total of 16 Cortex-A50 series licenses.

In a similar manner to Cortex-A7 and Cortex-A15, Cortex-A53 and Cortex-A57 can be paired in a big.LITTLE arrangement. big.LITTLE technology enables higher performance and lower power system implementations than previous generations of designs. As a big.LITTLE implementation contains a cluster of two ARM processors, ARM typically receives a higher royalty percentage.

During the quarter ARM also signed another ARMv8 architecture license, taking the total to nine, and a further subscription license.

ARM also signed three licenses for its Mali graphics processors. These included a lead licensee for Skrymir, ARM’s most advanced graphics processor.

Six of the licenses signed in Q1 were for Cortex-M class processors for use in microcontrollers, the Internet-of-Things and wearable technology. Two of the Cortex-M class licenses were for Cortex-M0+, ARM’s smallest and most power efficient processor.

Q1 2013 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*		1	1	533
Cortex-A	9		9	133
Cortex-R		1	1	34
Cortex-M	3	3	6	173
Mali	3***		3	75
Architecture	1		1	15
Subscription	1		1	10
Total	17	5	22	973
* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licenses that are no longer expected to generate royalties
*** Includes 2 existing ARM customers taking their first ever Mali license

PIPD licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licenses are royalty bearing licenses that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform license for each process node. ARM has signed a full range of platform licenses with leading foundries, from 250nm to 14nm. During the quarter ARM signed one new platform license at 40nm, taking the total platform licenses signed to 100.

ARM continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.  This quarter ARM signed two further POP licenses, including the first POP for a Mali graphics processor.  POP IP is being made available earlier than ever to support the first adopters of new ARM-based Cortex and Mali processors.

Number Physical IP Licenses
	Total for the Quarter	Cumulative Total
Platform Licenses	1	100
POP IP	2	43

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Customers Licensing Multiple ARM Technologies
In some end markets, such as application processors in mobile phones, mobile computers and digital TVs there can be synergies from using multiple ARM technologies in the same system-on-chip design.  The system benefits that can be generated include faster time-to-market and reduced development risk, and lower cost and higher performance of the resultant chip. For example, this can include a Cortex-A processor coupled with Mali graphics, being implemented using ARM’s physical IP (possibly in the form of POP IP). To date ARM has signed 133 Cortex-A licenses, 75 Mali licenses and 43 POPs. ARM typically receives a royalty percentage of the chip price for each ARM technology included within the chip, so chips that contain multiple ARM technologies can enhance ARM’s overall royalty opportunity.

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months.  These included:

•	Marvell announcing the deployment of some of the first commercially available ARM-based servers with Baidu, the Chinese Internet search company

•	LSI introducing its Axxia 5500 communication processors for high-performance, power-efficient networks. The Axxia 5500 series of chips are based around the ARM Cortex-A15 processor technology

•	Infineon releasing its new line of Cortex-M0 microcontrollers. The XMC1000 family of products is aimed at motor control, LED lighting, touch control and smart sensor applications

•	Atmel introducing a new family of Cortex-A5 low power microprocessors, designed for smart and low power embedded applications, such as smart grids, healthcare, smart watches and GPS

•	Freescale introducing Kinetis KL02, the world's smallest ARM powered microcontroller which is based around ARM’s Cortex-M0+ processor technology

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
Q1 royalty revenue was generated from the shipment of some 2.6 billion ARM processor-based chips, up 35% year-on-year. This was ahead of the industry, which increased 7% year-on-year. Such strong shipment growth resulted from market share gains across all of ARM’s target markets. ARM-based microcontrollers, and digital TVs and set-top-boxes saw particularly strong growth.

ARM continued to benefit from the high growth of smartphones and tablets. These devices are more likely to contain ARM’s more advanced Cortex-A series processors, and can include ARM’s Mali graphics technology.  In Q1 2013, shipments of Cortex-A series processors were up three-fold and Mali graphics processors up five-fold.

ARM’s average royalty per chip in Q1 was flat year-on-year at 4.8 cents as the growth in higher value, lower volume application processors was balanced by the strong growth in shipments of higher volume, lower cost chips, such as microcontrollers, smartcards, touchscreen controllers and wireless connectivity chips.

Q1 2013 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	29%	Mobile	52%
ARM9	19%	Enterprise	18%
ARM11	7%	Home	5%
Cortex-A	15%	Embedded	25%
Cortex-R	3%
Cortex-M	27%

PIPD royalties
Royalties are recognised one quarter in arrears with royalties in Q1 2013 generated from semiconductor unit shipments in Q4 2012. PIPD royalties in Q1 2013 were $16.6million, up 27% year-on-year. There were no catch-up royalties in Q1 2013. Excluding catch-up royalties of $2.1m in Q1 2012, underlying PIPD royalties were up 50% year-on-year. This compares with foundry revenues that increased by about 20% over the relevant shipment period (i.e. Q4 2012 compared to Q4 2011).

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People
At 31 March 2013, ARM had 2,461 full-time employees, a net increase of 69 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q1, the group had 1,028 employees based in the UK, 604 in the US, 296 in Continental Europe, 351 in India and 182 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2012 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2012 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a license or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 March	31 December
	2013	2012
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	54.7	46.3
Short-term deposits	427.7	340.0
Embedded derivatives	6.1	−
Fair value of currency exchange contracts	−	1.4
Accounts receivable	128.8	124.5
Available-for-sale financial assets (see note 3)	66.2	−
Prepaid expenses and other assets (see note 3)	35.4	135.6
Current tax assets (see note 4)	24.3	13.9
Inventories: finished goods	2.4	2.3
Total current assets	745.6	664.0

Non-current assets:
Long-term deposits	86.3	141.3
Loans and receivables	2.1	2.1
Available-for-sale financial assets	17.3	13.8
Investment in joint venture	5.6	6.8
Prepaid expenses and other assets	1.4	2.0
Property, plant and equipment	33.3	36.1
Goodwill	554.9	519.4
Other intangible assets (see note 3)	69.6	11.2
Deferred tax assets (see note 4)	42.2	70.1
Total non-current assets	812.7	802.8

Total assets	1,558.3	1,466.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	7.6	5.9
Embedded derivatives	−	2.5
Fair value of currency exchange contracts	7.5	−
Accrued and other liabilities (see note 4)	58.4	79.3
Finance lease liabilities	2.9	2.9
Current tax liabilities (see note 4)	−	16.6
Deferred revenue	134.3	126.4
Total current liabilities	210.7	233.6

Non-current liabilities:
Finance lease liabilities	2.9	2.9
Deferred revenue	26.1	24.2
Total non-current liabilities	29.0	27.1
Total liabilities	239.7	260.7

Net assets	1,318.6	1,206.1

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	14.6	12.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	771.8	703.3
Cumulative translation adjustment	115.8	74.2
Total equity	1,318.6	1,206.1

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ARM Holdings plc
First Quarter Results
Consolidated income statement – IFRS

	Quarter ended	Quarter ended
	31 March	31 March
	2013	2012
	Unaudited	Unaudited
	£m	£m

Revenues	170.3	132.5

Cost of revenues	(10.2)	(7.9)

Gross profit	160.1	124.6

Research and development	(49.2)	(40.2)
Sales and marketing	(21.7)	(17.3)
General and administrative	(24.3)	(18.7)
Total operating expenses	(95.2)	(76.2)

Profit from operations	64.9	48.4
Investment income	3.4	2.9
Share of results in joint venture	(1.2)	−

Profit before tax	67.1	51.3
Tax	(15.2)	(13.9)

Profit for the period	51.9	37.4

Earnings per share
Basic and diluted earnings	51.9	37.4

Number of shares (millions)
Basic weighted average number of shares	1,389.7	1,365.3
Effect of dilutive securities: Share options and awards	15.1	16.0
Diluted weighted average number of shares	1,404.8	1,381.3

Basic EPS (pence)	3.7	2.7
Diluted EPS (pence)	3.7	2.7

Diluted earnings per ADS (cents)	16.8	13.0

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended
	31 March 2013	31 March 2012
	Unaudited	Unaudited
	£m	£m

Profit for the period	51.9	37.4
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £nil)	−	1.0
Currency translation adjustment	41.6	(15.4)
Other comprehensive income/(loss) for the period	41.6	(14.4)
Total comprehensive income for the period	93.5	23.0

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Reval-	Cumulative
	Share	premium	Capital	option	Retained	-uation	translation
	capital	account	reserve	reserve	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	37.4	−	−	37.4
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £nil)	−	−	−	−	−	1.0	−	1.0
Currency translation adjustment	−	−	−	−	−	−	(15.4)	(15.4)
Total comprehensive income/(loss) for the period	−	−	−	−	37.4	1.0	(15.4)	23.0
Shares issued on exercise of share options and awards	−	2.2	−	−	−	−	−	2.2
Credit in respect of employee share schemes	−	−	−	−	9.0	−	−	9.0
Movement on tax arising on share options	−	−	−	−	1.7	−	−	1.7
	−	2.2	−	−	10.7	−	−	12.9
At 31 March 2012 (unaudited)	0.7	8.8	351.6	61.4	587.8	1.3	85.5	1,097.1

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1
Profit for the period	−	−	−	−	51.9	−	−	51.9
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	41.6	41.6
Total comprehensive income for the period	−	−	−	−	51.9	−	41.6	93.5
Shares issued on exercise of share options and awards	−	2.4	−	−	−	−	−	2.4
Credit in respect of employee share schemes	−	−	−	−	12.5	−	−	12.5
Movement on tax arising on share options	−	−	−	−	4.1	−	−	4.1
	−	2.4	−	−	16.6	−	−	19.0
At 31 March 2013 (unaudited)	0.7	14.6	354.3	61.4	771.8	−	115.8	1,318.6

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Notes to the Financial Information

(1) Basis of preparation
International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 March 2013 and 31 December 2012, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity for the quarters ended 31 March 2013 and 2012, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2012.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 31 March 2013 are total share-based payment costs (including related payroll taxes) of £18.4 million (2012: £9.8 million), allocated £0.5 million (2012: £0.5 million) in cost of revenues, £10.5 million (2012: £5.9 million) in research and development costs, £3.3 million (2012: £1.8 million) in sales and marketing costs and £4.1 million (2012: £1.6 million) in general and administrative costs.

Included within operating expenses for the quarter ended 31 March 2013 are total acquisition related charges of £1.2 million
(2012: £1.8 million), allocated £0.7 million in research and development expenses (2012: £1.4 million), £nil in sales and marketing expenses (2012: £0.1 million), and £0.5 million in general and administrative expenses (2012: £0.3 million).  Included within acquisition-related charges are £0.7 million for retention bonuses on acquisitions (2012: £1.4 million).

(3) Available-for-sale financial assets, prepaid expenses and other assets, and other intangibles
Prepaid expenses and other assets at 31 December 2012 included an advance payment amounting to £103.7 million, being the Group’s contribution to a consortium to acquire rights to MIPS Technologies, Inc’s portfolio of patents. This transaction was completed on 6 February 2013. Of the Group’s total contribution, £66.2 million (after translation at 31 March 2013 exchange rates) has been classified within current available-for-sale financial assets and £41.9 million has been classified within other intangibles.  The available-for-sale financial asset represents the right to receive cash from the Group's financial interest in the consortium.  The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

(4) Accrued and other liabilities, and taxation
Included within accrued and other liabilities at 31 March 2013 are £8.9 million (31 December 2012: £16.5 million) relating to the provision for payroll taxes on share awards, and £5.4 million (31 December 2012: £23.8 million) relating to employee bonus and sales commission provisions.

Total current tax assets and liabilities at 31 March 2013 amounted to an overall net asset of £24.3 million (31 December 2012: net liability of £2.7 million).  Share option and award tax benefits from exercises in Q1 2013 has accounted for the majority of the movement.  These benefits will be utilised against taxable profits during the remainder of the year.

Deferred tax assets amounted to £42.2 million at 31 March 2013, reduced from £70.1 million at 31 December 2012. As the majority of the UK deferred tax assets are likely to be realised at the patent box rate of 10%, the UK deferred tax assets have been remeasured at a blended tax rate incorporating the lower patent box rate and this has resulted in the significant decrease.

(5) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. Currently, there are legal proceedings against some of the Group’s licensees in which it is asserted that certain of the Group’s technology infringes third party patents, but in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Group. The Group is presently in discussions with a licensee to re-negotiate the terms upon which the Group will indemnify that licensee. In the event that there is agreement with that licensee on the terms presently expected, an obligation of up to US$20 million will arise on adoption of the new indemnity terms.

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(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, share of results of joint venture, profit on disposal and impairment of available-for-sale financial assets, and Linaro-related charges. Full reconciliations of Q1 2013 and Q1 2012 are shown in notes 6.11 and 6.12.  All figures in £’million unless otherwise stated.

Summary normalised figures	Q1 2013		Q1 2012		Q4 2012		FY 2012

Revenues	170.3		132.5		164.2		576.9
Revenues ($m)	263.9		209.4		262.8		913.1

Gross margin	94.3%		94.4%		95.1%		94.8%
Operating expenses	74.6		66.1		79.7		284.2
Profit from operations	86.0		59.0		76.5		262.9
Operating margin	50.5%		44.5%		46.6%		45.6%

Profit before tax	89.4		61.9		80.0		276.5
Earnings per share (diluted)	5.31	p	3.36	p	4.08	p	14.70	p

Cash (net of accrued interest)	562.4		469.2		520.2		520.2
Normalised cash generation	58.7		58.3		74.1		267.3

	(6.1)	(6.2)	(6.3)	(6.4)
	Q1 2013	Q1 2012	Q4 2012	FY 2012

Revenues (£m)	170.3	132.5	164.2	576.9
ARM’s effective exchange rate ($/£)	1.55	1.58	1.60	1.58
Revenues ($m)	263.9	209.4	262.8	913.1

	(6.5)	(6.6)
	31 March 2013	31 December 2012

Cash and cash equivalents	54.7	46.3
Short-term deposits	427.7	340.0
Long-term deposits	86.3	141.3
Less: Interest accrued	(6.3)	(7.4)
Total net cash	562.4	520.2

	(6.7)	(6.8)	(6.9)	(6.10)
	Q1 2013	Q1 2012	Q4 2012	FY 2012

Cash at end of period (as above)	562.4	469.2	520.2	520.2
Less: Cash at beginning of period	(520.2)	(424.0)	(477.9)	(424.0)
Add back: Cash outflow from advance payment (see note 3)	−	−	−	104.5
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	3.4	0.9	0.2	(8.8)
Add back: Cash outflow from investment in joint venture	−	−	7.5	7.5
Add back: Cash outflow from acquisition-related charges	1.3	0.4	0.5	3.8
Add back: Cash outflow from payment of dividends	−	−	23.0	51.8
Add back: Cash outflow from share-based payments and payroll taxes	13.5	13.2	0.4	14.4
Add back: Cash outflow from payments related to Linaro	0.8	0.9	0.9	3.5
Less: Cash inflow from exercise of share options	(2.5)	(2.3)	(0.7)	(5.6)
Normalised cash generation	58.7	58.3	74.1	267.3

Normalised cash generation for Q1 2013 is stated after cash outflows of £18.1 million ($27.0 million) in respect of patent licences acquired (2012: £1.4 million).

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(6.11) Normalised income statement for Q1 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition-related charges	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	170.3	−	170.3	−	−	−	170.3

Cost of revenues	(9.7)	(0.5)	(10.2)	−	−	−	(10.2)

Gross profit	160.6	(0.5)	160.1	−	−	−	160.1

Research and development	(36.6)	(10.5)	(47.1)	(1.4)	(0.7)	−	(49.2)
Sales and marketing	(18.3)	(3.3)	(21.6)	(0.1)	−	−	(21.7)
General and administrative	(19.7)	(4.1)	(23.8)	−	(0.5)	−	(24.3)
Total operating expenses	(74.6)	(17.9)	(92.5)	(1.5)	(1.2)	−	(95.2)

Profit from operations	86.0	(18.4)	67.6	(1.5)	(1.2)	−	64.9
Investment income	3.4	−	3.4	−	−	−	3.4
Share of results in joint venture	−	−	−	−	−	(1.2)	(1.2)

Profit before tax	89.4	(18.4)	71.0	(1.5)	(1.2)	(1.2)	67.1
Tax	(14.8)	(1.2)	(16.0)	0.4	0.4	−	(15.2)

Profit for the period	74.6	(19.6)	55.0	(1.1)	(0.8)	(1.2)	51.9

Earnings per share (assuming dilution)
Shares outstanding (‘millions)	1,404.8		1,404.8				1,404.8
Earnings per share – pence	5.31		3.92				3.69

ADSs outstanding (‘millions)	468.3		468.3				468.3
Earnings per ADS – cents	24.18		17.84				16.82

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(6.12) Normalised income statement for Q1 2012
	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition-related charges	Profit on disposal of investment	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	132.5	−	132.5	−	−	−	132.5

Cost of revenues	(7.4)	(0.5)	(7.9)	−	−	−	(7.9)

Gross profit	125.1	(0.5)	124.6	−	−	−	124.6

Research and development	(32.3)	(5.9)	(38.2)	(0.6)	(1.4)	−	(40.2)
Sales and marketing	(15.3)	(1.8)	(17.1)	(0.1)	(0.1)	−	(17.3)
General and administrative	(18.5)	(1.6)	(20.1)	−	(0.3)	1.7	(18.7)
Total operating expenses	(66.1)	(9.3)	(75.4)	(0.7)	(1.8)	1.7	(76.2)

Profit from operations	59.0	(9.8)	49.2	(0.7)	(1.8)	1.7	48.4
Investment income	2.9	−	2.9	−	−	−	2.9

Profit before tax	61.9	(9.8)	52.1	(0.7)	(1.8)	1.7	51.3
Tax	(15.5)	0.8	(14.7)	0.2	0.6	−	(13.9)

Profit for the period	46.4	(9.0)	37.4	(0.5)	(1.2)	1.7	37.4

Earnings per share (assuming dilution)
Shares outstanding (‘millions)	1,381.3		1,381.3				1,381.3
Earnings per share – pence	3.36		2.71				2.71

ADSs outstanding (‘millions)	460.4		460.4				460.4
Earnings per ADS – cents	16.12		12.97				13.00

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Notes

The results shown for Q1 2013, Q1 2012, and Q4 2012 are unaudited. The results shown for FY 2012 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2012 were approved by the Board of directors on 27 February 2013 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q1 2013 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2012 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2012.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012 including (without limitation) under the captions, “Risk Factors”(on pages 6 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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Item 7

MEDIA ALERT: ARM Releases Free Industry Standard Development Tools For Its Embedded Linux Community

What: ARM® has extended the scope of the ARM Development Studio 5 (DS-5™) Community Edition (CE) to provide a fully featured, industry standard, and free-to-use software development environment for ARM Embedded Linux applications.

DS-5 CE provides an integrated solution including an Eclipse IDE, GNU cross-compiler, DS-5 Debugger, Streamline™ performance analyzer, online help and software examples. This level of integration enables developers to get up and running with their projects in virtually no time. In addition, DS-5 CE runs on Linux, Windows and Mac OS hosts, making it ideal for microcontroller users moving into the world of Linux.

The graphical DS-5 Debugger only needs an Ethernet connection to the target to enable power debug features typically available only in commercial debuggers. In addition, it integrates Linux-specific functionality, such as a target file system explorer and an automated flow for downloading applications to the target, launching them and connecting the debugger. The ARM Streamline performance analyzer provides Linux developers with an unprecedented level of visibility into how their application interacts with the rest of the Linux stack and the underlying hardware. Streamline makes it easy to locate code hotspots, system bottlenecks, inefficient threading, ineffective use of the cache memories and GPUs, and many other software issues.

Why: The use of Linux is growing rapidly in the embedded space, fueled by the availability of low-cost, low-power, high-performance ARM processor-based MPUs with working Linux ports and communication stacks.

Unfortunately, getting started with Embedded Linux can be a daunting experience, with a number of fragmented open-source development tools with command line interfaces and lack of interoperability. Just getting a Linux cross-development environment up and running may take hours for a Linux expert, or days for an embedded developer from a microcontroller background.

ARM is committed to making software development on ARM efficient and effective, as demonstrated with the original launch of DS-5 CE, which made ARM’s flagship DS-5 tool suite free to use for Android native application development. The benefits of DS-5 CE now become available also for Linux application development.

When: DS-5 CE is available now. New users can benefit from all the components in DS-5 CE by doing a standard DS-5 installation and registering an activation code from http://ds.arm.com/ds-5-community-edition/getting-started/ Developers with an existing Eclipse IDE and Linux compiler can install the DS-5 Debugger and Streamline components of DS-5 CE as Eclipse plug-ins from http://ds.arm.com/ds-5-community-edition/getting-started-update-site/.  More information on DS-5 CE is available on http://ds.arm.com/ds-5-community-edition/.

Where: ARM will be demonstrating DS-5 CE at Design West, booth #1708, 23-25th April, at the San Jose McEnery Convention Center, San Jose, California.

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM